SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2011, incorporated by reference herein:

Exhibit

99.1     Release dated March 4, 2011, entitled “DEALING IN SECURITIES BY A DIRECTOR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 4, 2011
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information regarding the dealings by The Robert Hume Family
Trust (“Trust”) and Mr Robert Hume, an independent non-executive director of DRDGOLD is disclosed:

Name of director:
Mr Robert Hume
Entity: The Trust
Nature of transaction:
Sale by the Trust and subsequent purchase by Mr
Robert Hume of DRDGOLD ordinary shares
Date on which transactions were effected:      3 March 2011
Class of security:
Ordinary shares

Number of shares sold by the Trust:
75 000
Price per security: R3.38
Total value of transaction: R253 500
Nature of director`s interest: Indirect beneficial

Number of shares purchased by Mr Hume:     75 000
Price per security:
R3.38
Total value of transaction: R253 500
Nature of director`s interest: Direct beneficial
Confirmation of on-market or off-market:        Off-market

Name of director:
Mr Robert Hume
Date on which transaction was effected: 3 March 2011
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 25 000

Price per security: R3.40
Total value of transaction: R85 000
Nature of director`s interest: Direct beneficial
Confirmation of on-market or off-market:        On-market

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trades were completed outside of a closed period.

4 March 2011
Roodepoort

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